EXHIBIT 99.34

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ROBERTA CASDEN, individually and on behalf
of all others similarly situated,

Plaintiff,	Civil Action No. 19417 NC
[STAMP]

-against-

DAVID H. PETERSON, PIERSON M. GRIEVE,
LUELLA C. GOLDBERG, WILLIAM A. HODDER,
WAYNE H. BRUNETTI, JAMES J. HOWARD,
GARY R. JOHNSON, RICHARD C. KELLY,
EDWARD J. MCINTYRE NRG ENERGY INC. and
XCEL ENERGY INC.,	CLASS ACTION COMPLAINT

Defendants.

INTRODUCTION

     1.     Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

     2.     This action arises out of an unlawful scheme and plan by XCEL Energy Inc. (“XCEL”) to acquire the remaining ownership of the NRG Energy Inc. (“NRG” or the “Company”) in a going-private transaction for grossly inadequate consideration and without full and complete disclosure of all material information, in breach of defendants’ fiduciary duties.

THE PARTIES

     3.     Plaintiff is and has been at all relevant times the owner of NRG common stock.

     4.     Defendant NRG is a corporation organized and existing under the laws of the state of Delaware and is headquartered at 901 Marquette Avenue, Suite 2300, Minneapolis, Minnesota

55402. NRG is a global energy company primarily engaged in the acquisition, development, ownership and operation of power generation facilities, and the sale of energy, capacity and related products. As of April 23, 2001, there were 50,896,002 shares of NRG Common Stock and 147,604,500 shares of Class A Common Stock outstanding. Defendant XCEL, a Minnesota corporation, owns an approximate 74% interest in the Common Stock and Class A Common Stock of NRG on a combined basis, which represents 96.7% of the total voting power of the Common Stock and Class A Common Stock on a combined basis.

     5.     (a) Defendant David H. Peterson (“Peterson”) has served as Chairman of the Board of the Company since January 1994, Chief Executive Officer since November 1993, President since 1989 and as a director since 1989.

(b) Wayne H. Brunetti (“Brunetti”) has served as a director of the Company since June 2000. Brunetti is currently the President, Chief Executive Officer and a member of the board of directors of XCEL.

(c) James J. Howard (“Howard”) has served as a director of the Company since June 2000. Howard is currently the Chairman of XCEL.

(d) Gary R. Johnson (“Johnson”) has served as a director of the Company since 1993. Johnson is currently Vice President and General Counsel of XCEL.

(e) Richard C. Kelly (“Kelly”) has served as a director of the Company since June 2000. Kelly is currently President—Enterprises of XCEL.

(f) Edward J. McIntyre (“McIntyre”) has served as a director of the Company since 1993. McIntyre is currently Vice President and Chief Financial Officer of XCEL.

(g) Defendants Pierson M. Grieve (“Grieve”), Luella C. Goldberg (“Goldberg”) and William A. Hodder (“Hodder”) are and have been at all relevant times directors of NRG.

     6.     The individual defendants named above (the “Individual Defendants”), as officers and/or directors of the Company, and XCEL (as specified above), as the majority stockholder of NRG, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

     7.     NRG was initially incorporated in Minnesota in 1989, but was reincorporated in Delaware in 1992, as a wholly owned subsidiary of another company called the Northern States Power Company (“NSP”). NRG became publicly traded on May 31, 2000. In August 2000, NSP merged with another company to form XCEL. Following the completion in March 2001 of a public offering by NRG of 18.4 million shares of Common Stock XCEL owns an approximate 74% interest in the Common Stock and Class A Common Stock of the Company on a combined basis. There are significant business relationships remaining between NRG and XCEL.

CLASS ACTION ALLEGATIONS

     8.     Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

     9.     This action is properly maintainable as a class action for the following reasons:

a) The Class is so numerous that joinder of all members is impracticable. As of April 23, 2001, there were 50,896,002 shares of Common Stock and 147,604,500 shares of Class A Common Stock outstanding.

(b) There are questions of law and fact which are common to the Class, including, inter alia the following:

(i) Whether XCEL and the Individual Defendants have engaged and are continuing to engage in a plan and scheme to benefit XCEL at the expense of the members of the Class;

(ii) Whether the Individual Defendants, and XCEL, as majority stockholder of NRG, have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;

(iii) Whether XCEL and the Individual Defendants have disclosed all material facts in connection with the challenged transaction; and

(iv) Whether plaintiff and the other members of the Class would be irreparably damaged if XCEL and the Individual Defendants, are not enjoined from the conduct described herein;

     10.     The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.

     11.     Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

     12.     The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     13.     Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

BACKGROUND AND SUBSTANTIVE ALLEGATIONS

     14.     On February 15, 2002, the Business Wire News Service released a XCEL press release (the “February Press Release”). The February Press Release stated in pertinent part:

(BUSINESS WIRE)—Feb. 15, 2002—Xcel Energy announced today that its board of directors approved plans to commence an exchange offer by which Xcel Energy would acquire all of the outstanding publicly held shares of its subsidiary, NRG Energy, Inc. Xcel Energy currently owns 74 percent of NRG.

In the offer, NRG shareholders would receive 0.4846 shares of Xcel Energy common stock in a tax-free exchange for each outstanding share of NRG common stock.

Additionally, following completion of the transaction, shareholders would be entitled to Xcel Energy’s current annual dividend of $1.50 per share.

     (the “Offer”)

     15.     The Offer values NRG stock at only approximately $11.50 a share.

     16.     The price of NRG stock has traded as high as $37.70 in the last 52-weeks and as high as $15.78 in 2002 alone.

     17.     The price proposed by the Offer is particularly unfair in light of the Company’s recent performance and anticipated financial performance. Just two weeks before the announcement of the Offer, on January 29, 2002, Defendant Peterson was lauding the value of NRG and stated in a press release (in pertinent part):

“NRG delivered $1.36 per share in 2001 in a volatile market that presented many challenges for the power sector. NRG’s success in achieving our 2001 earnings is a forceful reaffirmation of our strategy. We are moving into 2002 with our program of thoughtful growth in ownership of the industry’s most diverse portfolio of regionally based generation assets, while managing risk through a combination of long- and short-term contracts, and by marketing power and ancillary services from our own power plants.

NRG’s business strategy sets us apart from other competitive energy providers. Our diverse portfolio, in terms of geography, fuel and dispatch level, gives us an excellent blend of risk management and opportunity so that we can extract value from our regional portfolios and at the same time lessen the impact of any volatility in individual markets.”

     18.     Because XCEL controls a majority of the Company’s common stock, and because of the historical and on-going business relationship between NRG and XCEL, no third party will likely bid for NRG. XCEL thus will be able to proceed with the proposed transaction without an auction or other type of market check to maximize value for the public shareholders.

     19.     XCEL is intent on paying the lowest possible price to Class members, even though XCEL is duty-bound to pay the highest fair price to the Company’s public shareholders. Thus, XCEL has a clear and material conflict of interest in the Offer.

Because of its control over the Company and NRG’s Board of Directors, XCEL is in a position to dictate the terms of the proposed transaction. The directors are beholden to XCEL for their positions and the perquisites which the enjoy therefrom and cannot represent or protect the interests of the Company’s public shareholders with impartiality and vigor.

     20.     By reason of the foregoing acts, practices, and course of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of NRG’s assets and business and will be prevented from obtaining fair consideration for their shares of NRG’s common stock.

     21.     The Offer has been timed and structured unfairly in that:

(a) The Offer is designed and intended to eliminate members of the class as stockholders of the Company from continued equity participation in the Company at a price per share which XCEL knew or should know is unfair and inadequate;

(b) XCEL has unique knowledge of the Company and has access to information denied or unavailable to the Class;

(c) XCEL has violated their duty of fair dealing by timing the transaction to place an artificial cap on the market price of NRG stock; and

(d) The process is procedurally flawed in that XCEL can force the consummation of the transaction without the approval of the public shareholders, given its majority ownership of the Company’s stock.

     22.     Similarly, the Individual Defendants owe fiduciary duties to the Company’s public shareholders, but because they are dominated, controlled and beholden to XCEL, they cannot not fairly discharge their duties.

     23.     XCEL and the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Offer to the irreparable harm of plaintiff and the Class.

     24.     Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

A. Declaring this to be a proper class action and naming plaintiff as Class representative;

B. Granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

C. In the event the Offer is consummated, rescinding the transaction or awarding rescissionary damages;

D. Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff’s reasonable attorneys and experts fees; and

F. Granting such other and further relief as may be just and proper.

Dated: February 15, 2002

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A

By: /s/ CARMELLA P. KEENER 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

GOODKIND LABATON RUDOFF &
  SUCHAROW LLP
100 Park Avenue
New York, New York 10017
(212) 907-0700